July 22, 2009

Ted Karkus
Chief Executive Officer
The Quigley Corporation
Kells Building
621 Shady Retreat Road
P.O. Box 1349
Doylestown, PA 18901

Re: The Quigley Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2008
         Filed March 9, 2009
         Definitive Proxy Statement on Schedule 14A
         Filed April 2, 2009
         File Number: 000-21617

Dear Mr. Karkus:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1. Business
Overview, page 10

1. We note that your company refers to five specific customers that together account for a significant percentage of sales volume. We further note that these top five

customers represented 48% of your company's consolidated gross revenue for the 2008 fiscal year. To the extent that you have relationships that exceed 10% of revenue with any of these individual customers, please disclose this information in your Business section pursuant to item 101(c)(vii) of Regulation S-K.

2. In your Business section, we note that you list a total of 33 U.S. and foreign patents; and on page 10, you indicate some of these patents that have been assigned to the company. Please provide us with the following disclosure:

    a. Identify who originated the patents,
    b. Who assigned the patents to the company,
    c. When the patents were assigned to the company,
    d. The material terms of any agreements related to the assignment of the patents; and please file these agreements as exhibits to your Form 10-K.

    Additionally, to the extent that any other intellectual property or know-how were in-licensed or otherwise acquired, please disclose the material terms of the related in-licensing or acquisition agreements and file these agreements as exhibits to your Form 10-K.

3. We further note that you have referenced in your Business section that you procure the raw materials used in the production of your cold-remedy products from a single vendor; but you do not disclose the name of this vendor or the extent of your company's production requirements being fulfilled by this vendor. Please disclose this information in your Business section pursuant to item 101(c) of Regulation S-K. In addition, please either file the related contracts as exhibits to your Form 10-K, or alternatively, provide us with a substantive analysis as to why your company is not substantially dependent upon the arrangements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 27

4. Please revise your disclosure which discusses the terms of your sales return policy, including the amount of time after a sale in which the product can be returned, for what reasons a return is accepted and the form of the return (i.e. credit issued, cash returned, product exchanged out of inventory for returned product). If you exchange product out of inventory, disclose in your notes to financial statements how you account for your estimate of these returns at the time of sale of the product and how you account for returns at the date they are actually returned to you. Provide us an analysis supporting your accounting treatment with reference to the authoritative literature you rely upon to support your accounting. It also may be helpful to provide us an example showing the journal entries made.

5. You have explained the increase in the return amount for the past two years as non-routine. Disclose why you believe the increase is non-routine and not a developing trend.

Results of Operations
Year ended December 31, 2008 compared with same period 2007, page 28

6. Please revise your disclosure to explain your large increase in obsolete inventory during 2008 of approximately $830,000. Please state which product(s) were considered obsolete and the expected effects on future financial position and results of operations of the product(s) going obsolete.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-4

7. It appears that your presentation of cash flows from discontinued operations does not meet the basic requirement in SFAS 95 to present cash flows as either an operating, investing, or financing activity. Please revise your disclosure or explain to us how SFAS 95 supports aggregating net cash flows from discontinued operations into a single category. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2009.

Notes to Consolidated Financial Statements
Note 13 – Income Taxes, page F-17

8. Please revise your reconciliation of the statutory federal income tax expense table to break out and separately identify each material individual permanent and other difference. Explain the reason for material changes in the permanent and other differences amounts for the years presented.

Item 9A(T). Controls and Procedures, page 34

9. In accordance with paragraph b of Item 308T of Regulation S-K, please confirm to us that there was no change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of §240.13a-15 or §240.15d-15 of this chapter that occurred during your last fiscal quarter (the fourth quarter in an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2009. Please revise your disclosure in future filings to provide this information.

Item 15. Exhibits
General

10. We note that you have not included as exhibits, nor incorporated by reference, any of the employment agreements related to your named executive officers. We further note that on July 2, 2008, your company entered into an agreement with Dr. Richard Rosenbloom whereby your company agreed to compensate Dr. Rosenbloom for assigning to the company, the entire right, title and interest in and to Dr. Rosenboom's concepts and/or inventions made prior to the date he became and employee of The Quigley Corporation. Pursuant to item 601(b)(10)(ii)(A) of Regulation S-K, please either file or incorporate by reference in your next 10-Q all employment agreements and compensation agreements of your named executive officers.

Exhibits 31.1 and 31.2

11. The executive certifications you have filed as exhibits to your Form 10-K do not contain the exact certification wording required by item 601(b)(27)-(30) of Regulation S-K. Please tell us why these certifications do not include the entire introductory language of paragraph 4 to also address your officers' responsibility for establishing and maintaining internal control over financial reporting. This comment also applies to the certifications filed with your Form 10-Q for the quarterly period ended March 31, 2009.

Definitive Proxy Statement on Schedule 14A

Executive Compensation
Compensation Discussion and Analysis
Summary Compensation Table, page 9

12. We note that the determination of performance-based incentive compensation for your executive officers has historically been based upon sales, profit and stock price performance. Further to your summary compensation table, we note that the payout of bonuses in 2007 and 2006 was based upon "specified sales and net income goals," but that the threshold levels for these goals were not quantified. We also note that since threshold levels were not achieved, none of your named executive officers received performance-based incentive compensation for 2008. However, you should still disclose the established threshold and target levels for all company, departmental or business unit and individual goals or performance criteria. Please provide us with draft disclosure for your 2009 proxy statement that provides the following:

    a. All corporate, business unit or departmental and individual performance criteria,
    b. The established threshold and target levels of achievement for each criteria, quantifying them to the extent they are quantifiable,

     c. An explanation of how the level of achievement will affect actual bonuses paid, and,

     d. Confirmation that you will disclose the actual levels of achievement.

13. We further note that you do not provide any description of whether or not your company engages in any benchmarking of total compensation for your named executive officers. Please provide us with draft disclosure for your 2009 proxy statement that contains a comprehensive discussion of benchmarking addressing the following issues:

     a. Whether the Committee uses benchmarking in setting each major component of executive compensation, and, if so,

     b. The peer group companies and related data they use, and

     c. How they use this information in the process of setting executive compensation for each component in which benchmarking is a factor.

14. In your Compensation Discussion and Analysis, we note that your CEO and CFO recommend compensation to the Compensation Committee for all participating officers. However, your discussion is unclear as to whether this also refers to compensation of the CEO and CFO themselves. Please provide us with draft disclosure of your 2009 proxy statement which includes a discussion of the process for setting CEO and CFO compensation, and whether or not the CEO and CFO recommend compensation for themselves to the Compensation Committee.

15. In your Compensation Discussion and Analysis, we further note that the base salary levels of your named executive officers are reviewed annually as part of the Company's performance review process. However, we note that you do not discuss what the performance review process was and what decisions were made about base salary in 2009 based upon 2008 executive performance. Please provide us with disclosure relating to your Compensation Committee's performance review process for your named executive officers' 2008 performance reviews, the results of this review process and the decisions regarding executive base salary that were made based upon these results. For your future proxy statements, we ask that you include disclosure comparable to the information being asked for you to provide us; and please provide confirmation that you will do so.

16. We note that you do not provide any narrative description as to the material terms of each of your named executive officer's employment agreements. Pursuant to item 402(o) of Regulation S-K, please provide us with draft disclosure for your 2009 proxy statement which includes this information.

<u>Certain Relationships and Related Transactions, page 12</u>

17. We note that you discuss the employment of an "individual related to the Company's Chief Executive Officer" that earned an aggregate compensation in 2008 of $229,115. Pursuant to item 404(a) of Regulation S-K, please identify this individual and state

his/her relationship to your Chief Executive Officer; and please also file the related employment contracts.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant